  Exhibit 99.1

PRF Technologies Issues Letter to Shareholders Highlighting Strengthened

Financial Position and Building Momentum Across Its Biotechnology and AI-Driven

Energy Platforms

Interim CEO Efraim Cohen-Arazi Details $10 Million in New Capital, LayerBio's

Preparations for the Planned Phase 2 Clinical Trial of OcuRing™-K, and DeepSolar's

Advance Toward Commercial Launch

TEL AVIV, Israel, July 27, 2026 (GLOBE NEWSWIRE) -- PRF Technologies Ltd. (Nasdaq: PRFX) (“PRF”, “PRF Technologies” or the “Company”) today issued a Letter to Shareholders from Efraim Cohen-Arazi, Interim Chief Executive Officer.

First-Half 2026 and Recent Highlights:

•	Raised $10 million through the Company's equity line facility, substantially strengthening the balance sheet

•	LayerBio advancing the operational and clinical preparations required to commence the planned Phase 2 clinical trial of OcuRing™-K

•	Reported expanded preclinical results for PRF-110, demonstrating sustained 72-hour analgesic activity comparable to an approved, commercially available extended-release benchmark

•	DeepSolar validated its Predict™ platform with real-world European market data, expanded the platform with Battery-to-Revenue Intelligence, joined the NVIDIA Connect program and will showcase GridFeed™ at Energy Trading Week Europe 2026

Dear Fellow Shareholders,

As we move through the second half of 2026, I am excited to share an update on PRF Technologies' progress and the strategic priorities that are expected to guide the Company in the months ahead. Simply put: PRF today is stronger, better capitalized and moving with more momentum than it was just six months ago.

During the first half of 2026, we achieved a transformative milestone by significantly strengthening our financial position. We believe that this accomplishment provides PRF with increased strategic flexibility and positions us to execute our long-term growth strategy from a position of strength.

Strengthening Our Financial Foundation

On May 28, 2026, PRF raised $10 million through its equity line facility. This financing substantially strengthened our balance sheet and provides the resources necessary to accelerate our existing businesses while pursuing additional strategic growth opportunities.

We believe that our strengthened financial position allows us to focus on disciplined execution while maintaining the flexibility to capitalize on attractive opportunities as they arise.

Executing a Disciplined Growth Strategy

Our strategy remains centered on creating long-term shareholder value through disciplined capital allocation focused on the development of innovative technology businesses.

While we remain committed to advancing our existing biotechnology and renewable energy platforms, we are also evaluating strategic opportunities that we believe have the potential to accelerate growth and enhance shareholder value. These opportunities may include strategic partnerships, licensing arrangements, investments and selective acquisitions of complementary technologies or companies that align with our long-term vision.

We intend to pursue such opportunities with financial discipline and only where they strengthen our strategic position and have the potential to create sustainable long-term value for our shareholders.

Advancing Our Biotechnology Business

Our biotechnology majority-owned subsidiary, LayerBio, Inc., continues to make meaningful progress.

LayerBio is rapidly advancing the operational and clinical preparations required to commence the planned Phase 2 clinical trial of OcuRing™-K toward potential commercialization. We believe that OcuRing-K represents a paradigm shift in ocular drug delivery, placing a sustained-release anti-inflammatory implant directly on the intraocular lens during routine cataract surgery. — one of the most commonly performed surgical procedures in the world — with the potential to make recovery far more comfortable for patients and to deliver medication substantially more effectively than eye drops. We are actively evaluating additional opportunities of this kind to expand our portfolio.

Our lead product candidate, PRF-110, continues to advance. In June 2026, we reported expanded preclinical results from a head-to-head study in which PRF-110 demonstrated sustained 72-hour analgesic activity comparable to an approved, commercially available extended-release benchmark, along with slower systemic absorption and enhanced retention at the surgical site. We believe these results further validate our proprietary extended-release delivery platform and its potential to provide effective, opioid-sparing relief from post-operative pain.

Expanding Our Renewable Energy Platform

Our renewable energy business continues to advance the development of GridFeed™ and DeepSolar Predict™, our AI-powered technologies designed to improve renewable energy forecasting, optimize market participation and maximize revenue opportunities for renewable energy asset owners.

The momentum here is tangible. In recent weeks alone, DeepSolar successfully validated the Predict platform using real-world European market data, expanded the platform with Battery-to-Revenue Intelligence to address energy storage assets, joined the NVIDIA Connect program and announced that it will showcase GridFeed at Energy Trading Week Europe 2026, one of Europe's premier energy trading gatherings. We remain focused on enhancing our technology platform, expanding commercial applications and positioning these solutions for broader market adoption.

Looking Ahead

PRF Technologies enters the second half of 2026 with a substantially stronger financial position, a diversified portfolio of innovative technology businesses, real commercial momentum and increased strategic flexibility — a powerful foundation for long-term value creation.

Our priorities are clear: execute the upcoming clinical milestones at LayerBio, continue advancing our renewable energy technologies, evaluate disciplined strategic growth opportunities and deploy capital responsibly to maximize long-term shareholder value.

The Board of Directors and management remain committed to disciplined execution, prudent capital allocation and transparent communication with our shareholders as we continue building a stronger and more valuable company.

On behalf of the Board of Directors and our entire team, I would like to thank our shareholders for your continued confidence, trust and support.

We look forward to updating you on our continued progress in the months ahead.

Sincerely,

Efraim Cohen-Arazi
Interim Chief Executive Officer
PRF Technologies

About PRF Technologies

PRF Technologies (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar, PRF also delivers advanced software solutions that enable both consumers and enterprises to monitor, forecast, and optimize energy consumption - particularly in solar-integrated environments. This dual business model reflects PRF’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit www.prf-tech.com.

Forward-Looking Statements

This press release contains forward-looking statements about PRF’s expectations, beliefs and intentions including with respect to statements related to the Company’s belief that raising $10 million through its equity line facility provides it with increased strategic flexibility and positions us to execute our long-term growth strategy from a position of strength, its belief that its strengthened financial position allows it to focus on disciplined execution while maintaining the flexibility to capitalize on attractive opportunities, creating long-term shareholder value through disciplined capital allocation focused on the development of innovative technology businesses, advancing its existing biotechnology and renewable energy platforms, LayerBio's preparations required to commence the planned Phase 2 clinical trial of OcuRing™-K, the continued development of PRF-110, the advancement of GridFeed™ and DeepSolar Predict™ toward planned commercial launch, and its evaluation of strategic opportunities that it believes have the potential to accelerate growth and enhance shareholder value. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110, OcuRing™-K, LayerBio Inc.’s lead product candidate, and the commercialization of the DeepSolar solution; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110, OcuRing™-K and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller, Executive Chairman
PRF Technologies Ltd.
Tel: +972-54-4236711
Email: egeller@medicavp.com